UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                      ORDINARY SHARES, PAR VALUE NIS 0.001
                         (Title of Class of Securities)

                                  500507108(1)
                                 (CUSIP Number)

                      DISCOUNT INVESTMENT CORPORATION LTD.
                        THE TRIANGULAR TOWER, 44TH FLOOR
                        3 AZRIELI CENTER, TEL AVIV 67023
                                     ISRAEL
                             ATTN: KURT KEREN, ADV.
                          TELEPHONE #: +972-3-607-5888
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                OCTOBER 16, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------

     (1) The CUSIP Number corresponded to the Issuer's American Depository Shares (individually, an "ADS"), which were publicly traded on the New York Stock Exchange until June 18, 2007, and were ultimately cancelled on September 18, 2007. Each ADS represented 0.20 Ordinary Share. The ISIN for the Issuer's Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is IL006490127.


                               Page 1 of 11 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            7,720,429
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        7,720,429
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,720,429
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.4%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


                               Page 2 of 11 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,350,643 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,350,643 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,350,643 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes (i) 7,720,429 Ordinary Shares held by DIC. Does not include (i) 1,249,332 Ordinary Shares and options to purchase 126,616 Ordinary Shares, which are exercisable within 60 days from October 16, 2007, all of which are held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, (ii) 8 Ordinary Shares which are held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers and (iii) 41,087 Ordinary Shares held for members of the public through mutual funds which are managed by a company controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development (collectively, the "CIEH and Epsilon Shares"). The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.


                               Page 3 of 11 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,350,643 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,350,643 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,350,643 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes 7,720,429 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.


                               Page 4 of 11 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,350,643 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,350,643 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,350,643 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes 7,720,429 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.


                               Page 5 of 11 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,350,643 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,350,643 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,350,643 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes 7,720,429 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.


                               Page 6 of 11 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,350,643 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,350,643 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,350,643 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes 7,720,429 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.


                               Page 7 of 11 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,350,643 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        9,350,643 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,350,643 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes 7,720,429 Ordinary Shares held by DIC and 1,630,214 Ordinary Shares held by IDB Development. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

o Excludes the CIEH and Epsilon Shares.


                               Page 8 of 11 pages

     This amendment No. 7 (the "Amendment") amends and supplements the Statement on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.001 each ("Ordinary Shares"), of Koor Industries Ltd. (the "Issuer"), initially filed by IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (collectively, the "Initial Reporting Persons"), with the Securities and Exchange Commission on June 6, 2005 (as amended from time to time, the "Statement"). The Initial Reporting Persons together with Discount Investment Corporation Ltd. ("DIC") are hereinafter referred to as the "Reporting Persons."

     Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 3, 4 and 5 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c)

As of October 16, 2007:

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 11.8% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.2% of the outstanding shares of IDB Holding.. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor through Manor Holdings B.A. Ltd., Manor owned approximately 0.05% of the outstanding shares of IDB Holding, and Manor Holdings B.A. Ltd. itself owned directly approximately 1.18% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat through Avraham Livnat Ltd., Avraham Livnat Ltd. itself owned directly approximately 1.24% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of DIC, IDB Development and IDB Holding are as set forth in Schedules A, B and C, respectively, attached to amendment No. 6 of the Statement and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of DIC, IDB Development and IDB Holding referred to above has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of DIC, IDB Development and IDB Holding referred to above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

From October 10, 2007 through October 16, 2007 DIC purchased an aggregate of 220,408 Ordinary Shares in open market transactions on the Tel Aviv Stock Exchange for a total purchase price of NIS 71,157,991 (approximately $17,642,569), excluding commissions, in cash, using its own funds to pay such total purchase price.

ITEM 4. PURPOSE OF TRANSACTION.

The Ordinary Shares referred to above were purchased for investment purposes.


                               Page 9 of 11 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) Percentages are based on 16,639,921 Ordinary Shares outstanding as of October 16, 2007 (including 15,799 Ordinary Shares owned by a wholly owned subsidiary of the Issuer), as the Issuer advised the Reporting Persons.

As of October 16, 2007:

     DIC directly owns 7,720,429 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 46.4% of the Ordinary Shares outstanding. These Ordinary Shares do not include the remainder of up to 11,044 Ordinary Shares which DIC may be required to purchase pursuant to the Management Option described in Item 4 of amendment No. 1 of the Statement.

     IDB Development directly owns 1,630,214 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 9.8% of the Ordinary Shares outstanding. IDB Development may also be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 7,720,429 Ordinary Shares owned by DIC. As a result, IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of a total of 9,350,643 Ordinary Shares, constituting approximately 56.2% of the Ordinary Shares outstanding. IDB Development disclaims beneficial ownership of all the Ordinary Shares held by DIC.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the aggregate of 9,350,643 Ordinary Shares beneficially owned by DIC and IDB Development, constituting approximately 56.2% of the Ordinary Shares outstanding. Each of these Reporting Persons disclaims beneficial ownership of all the Ordinary Shares held by DIC and IDB Development.

     Information provided to the Reporting Persons indicates that the executive officers and directors of DIC, IDB Development and IDB Holding did not beneficially own as of October 16, 2007 any Ordinary Shares.

     (c) From October 10, 2007 through October 16, 2007 DIC purchased in open market transactions a total of 220,408 Ordinary Shares for an aggregate purchase price of NIS 71,157,991 (approximately $17,642,569), excluding commissions, as set forth below. All these purchases were made on the Tel Aviv Stock Exchange.

                               NUMBER OF ORDINARY
DATE OF TRANSACTION             SHARES PURCHASED             PRICE PER SHARE
-------------------             ---------------              ---------------

October 10, 2007                     15,600                     NIS 321.00
                                        282                         321.50
                                        500                         322.00
                                        600                         322.10
                                        450                         322.50
                                        500                         322.80
                                        500                         322.90
                                    101,950                         323.00
October 16, 2007                         85                         321.70
                                        254                         321.80
                                        200                         321.90
                                        400                         322.70
                                     99,087                         323.00

     Except as stated above, the Reporting Persons have not purchased or sold any Ordinary Shares during the last 60 days preceding October 16, 2007.

     Information provided to the Reporting Persons indicates that none of the executive officers and directors of DIC, IDB Development and IDB Holding purchased or sold any Ordinary Shares, during the last 60 days preceding October 16, 2007.


                               Page 10 of 11 pages

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this amendment No. 7 is true, complete and correct.

Dated: October 22, 2007

                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    By: Discount Investment Corporation Ltd.

                                    (signed)
                    By: ___________________________________
                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat pursuant to agreements annexed as Exhibits 4 through 9 to amendment No. 2 of the Statement.


                               Page 11 of 11 pages